TO:Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

FROM:Xiuzhi Li

Chief Executive Officer

H&H Global Corp.

87 N. Raymond Ave

Suite 200

Pasadena, CA  91103

June 16, 2021

Re: H&H Global Corp.

Offering Statement on Form 1-A Filed March 18, 2021

File No. 024-11409

Responses to SEC Comment Letter Dated June 11, 2021:

Offering Statement on Form 1-A – Amendment No.2

Comment 1:

Signatures, page 31

1.Please revise the second half of the signature page to include the signature of Tengkun Jack Yu in his capacity as a director.

Response 1:

Signatures, Page 31, has been revised to include Tengkun Jack Yu’s signature in his capacity as Director.

Comment 2:

2.We note that Xiuzhi Li signed your filings with a statement that each was signed in Pasadena, California. Yet your response to comment 1 indicates that she is not located in Pasadena. Please explain.

Response 2:

Noted, it was an oversight, and it was not accurate.  The Signature Page, page 31, has been revised to accurately reflect the nature of the way the signatures for the Offering were acquired.

The Company feels that we have addressed the Comments submitted in our response and in our amendments to the Form 1-A filing.

Sincerely,

/s/ Xiuzhi Li

Xiuzhi Li – CEO, Chairman/Director

/s/ Tengkun Jack Yu

Tengkun Jack Yu – COO, Director

H&H Global Corp.